Avenue Group Letterhead

January 8, 2007

Mark A. Wojciechowski
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC  20549-7010
Fax:  202-772-9369

Dear Mr. Wojciechowski:

Thank you for your November 17, 2006, comment letter. We respond to your comments below. For your convenience we have restated your comments in italics above each response.

Form 10-KSB/A for the Fiscal Year Ended December 31, 2005

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 14

Results of Operations, page 17

1. In the discussion of your business operations on page 2, you explain that Stampville.com is an inactive business. However, you report revenue for 2005 that is attributable to Stampville. Please revise your disclosure to explain how an inactive business generated revenue.

Response: We propose to clarify the discussion prospectively by changing the words "an inactive business" in the below sentence to, "a business which became inactive in August 2005" in our Results of Operations discussion in our 2006 Form 10-KSB. We will also update the rest of the sentence.

     We also own as of December 31, 2005, 4.9% of the outstanding common stock of ROO Group, Inc. (RGRP.OB), an e-commerce and digital media business, 4.75% of the outstanding common stock of Langley Park Investment Trust (LPI.L) and 50.1% of the common stock of Stampville.com, Inc., an inactive business.


2. In your response to comment two of our letter dated January 26, 2006, you advised that, beginning with your 2005 Form 10-KSB, you would disclose that revenues from oil sales are a result of incidental oil production obtained during the drilling of the well, and that the oil revenue may not be sustainable, as there are no proved reserves identified on the property. Please revise your filing to provide the previously agreed disclosure. Also, please similarly revise the corresponding disclosure in the discussion of your revenue recognition accounting policy on page F-11.

Response: We erred when we said the oil sales were a result of incidental oil production obtained during the drilling of the well. The initial production of the well was strong. The well had a sharp decline curve such that we could not establish proved reserves. However, the well has produced oil from 2003 through the present.

In our 2005 Form 10-KSB/A, Management's Discussion and Analysis, page 14, the first paragraph reads,

         Karakilise-1

         The Karakilise-1 has produced good quality light crude (32.5 API). As of April 17, 2006, approximately 40,000 barrels of oil had been produced from this well. The Sayer Group sells the Karakilise crude on behalf of the joint venture to the refinery at a price which reflects world parity in the month preceding the sale, plus transportation costs to the refinery gate, adjusted for crude quality. Due to the limited amount of geological information available at the present time, there has been no determination made as to any reserve estimates at Karakilise. This will likely require the drilling of additional wells under the license.

We propose to prospectively replace the last two sentences of the paragraph with the following language in our 2006 Form 10-KSB: "Oil sales from the well may not be sustainable. We have not found proved reserves on the property." We will also update the rest of the paragraph.

The disclosure of non-sustainable oil sales applied to the specific facts of the Karakilise 1 well, rather than being an element of our revenue recognition accounting policy. Therefore it is not clear to us why you requested revising the corresponding disclosure in the discussion of your revenue recognition accounting policy on page F-11. However, the second and third paragraphs of page F-16, part of Note 4, Oil and Gas Operations read:

         After 2003 the well's production rate dropped significantly. The rate has stabilized at approximately 20 barrels per day with an equivalent amount of formation water.

         Due to the limited amount of geological information available at the present time, we have made no determination as to any proved reserves at Karakilise.

We propose to prospectively replace the two paragraphs with the following language in our 2006 Form 10-KSB: "Oil sales from the well may not be sustainable. We have not found proved reserves." We will also update the rest of the Note.


Financial Statements and Supplementary Data, page F-1

3. We note your disclosure in the second paragraph under Business Strategy on page 8, explaining that during 2005 your activities were principally devoted to capital raising, oil and gas activities in Turkey and the pursuit to acquire oil and gas exploration and production properties, and your discussion in the fifth and sixth paragraphs under Properties on page 10, stating "...current production is minimal," and the property "...is still not producing at the earlier anticipated rates."

      Considering the very limited nature of your operations to date, and the absence of proved reserves, tell us why you believe the guidance in paragraphs eight and nine of SFAS 7 would not require you to characterize your operations as a development stage enterprise.

Response: The initial production of the Karakilise 1 well was quite strong, although the well subsequently experienced a significant decline curve. Our share of the well's oil sales were $158,000 in 2003 and $67,000 in 2004. Although we have subsequently concluded that it is in our best interest to sell the well, in both 2003 and 2004 we conducted significant oil and gas operations in the form of the production of the well. Paragraph eight of FAS 7 reads,

         Guidelines for Identifying a Development Stage Enterprise

         8. For purposes of this Statement, an enterprise shall be considered to be in the development stage if it is devoting substantially all of its efforts to establishing a new business and either of the following conditions exists: a. Planned principal operations have not commenced.
         b. Planned principal operations have commenced, but there has been no significant revenue therefrom.

Our planned principal operations as an oil producer commenced in 2003 with the initial production of the Karakilise 1 well. That initial production resulted in significant revenue. The revenue stream subsequently declined. Nevertheless, our 2003 and 2004 oil sales established that we are not a development stage enterprise.

Note 2 - Summary of Significant Accounting Policies, page F-9

F.    Oil and Gas Property, page F-10

4. We note your disclosure in the first paragraph under this heading, stating "... we have concluded that the well will not produce commercial quantities of oil and gas. The data on the well is quite preliminary and we have not yet determined if we have found proved reserves." As you concluded the well will not produce commercial quantities, revise your disclosure to clarify that you have not found proved reserves.

Response: We will prospectively revise our disclosure to read, "... we have concluded that the well will not produce commercial quantities of oil and gas. We have not found proved reserves".


I.    Accruals, page F-11

5. As you consider accruals to be a significant accounting policy, revise your discussion to provide your accounting policy for accruals. Also, revise your disclosure to explain why you are unable to reasonably estimate accrued vacation.

Response: Our accruals are not a significant accounting policy. We erred in making the statement that we are unable to reasonably estimate accrued vacation. We will remove the disclosure prospectively. The vacation accrual which we should have recorded at December 31, 2005, was approximately $4,000, an immaterial amount.


Note 10 - Stock Options and Other Agreements, page F-20

A. Stock Options, page F-20

6. In the first paragraph on page F-21, you explain that the options issued to a financial services company were fully vested and fully exercisable as of the grant date, and that you amortized the intrinsic value over the life of the consulting agreement. However, the intrinsic value measurement provisions of APB 25 apply to stock issued to employees. The options issued to the financial services company would appear to fall under the provisions of SFAS 123. Revise your financial statements and disclosures accordingly, or tell us why you believe the provisions of SFAS 123 do not apply.

Response: We amortized the fair value of the options, in accordance with FAS 123, rather than the intrinsic value. Our error was in the use of the word, "intrinsic" in the note. We should have used the word, "fair". We propose to correct the disclosure in our 2006 Form 10-KSB.

We agree that the options issued to the financial services company would fall under the provisions of SFAS 123. While the amount taken in fact should reflect the fair value method, when in the context of preparing this response, we recalculate the fair value for this particular option, the amount is $24,000 rather than the $18,000, originally used, with the difference of $6,000 being immaterial to the financial statements taken as a whole. As a result, for the purposes of the disclosure, our error was in the use of the word, "intrinsic" in the note. We should have used the word, "fair". We propose to correct the disclosure in our 2006 Form 10-KSB.

7. Revise your disclosure to explain how you calculated the charge to operations for the extension of options issued to Fawdon Investments, Ltd. Also, provide us with your calculations, including any necessary discussion to facilitate our understanding of your calculations.

Response: We propose to revise our disclosure, explaining how we calculated the charge to operations for the extension of options issued to Fawdon Investments, Ltd., with the following disclosure which we propose to use in our 2006 Form 10-KSB:

         In April 2005 we extended for three years to April 30, 2008, the expiration date of the option granted to Fawdon Investments, Ltd. to purchase 50,000,000 shares of common stock at a $0.04 exercise price. We accounted for the extension as the issuance of a new option to a non-employee in accordance with the provisions of FASB Statement 123 and the consensus of the Emerging Issues Task Force of the FASB in Issue No. 96-18, Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring or in Conjunction with Selling, Goods or Services. That accounting resulted in a charge to operations of $2,500,000 in connection with this extension.

We calculated the $2,500,000 charge as shown below. The calculation was done on a standard Black-Scholes calculator Excel workbook. We are emailing the actual workbook to the staff at the same time we are filing this letter on Edgar.

Input Variables:
Date of issuance                                         4/30/05
Stock Price                                                 0.06
Exercise Price                                              0.04
Term (years)                                                   3
Volatility                                               135.32%
Annual Rate of Quarterly Dividends                             0
Discount Rate - Bond Equivalent Yield                      0.035

Calculation:
Present Value of Stock Ex-dividend                          0.06
Present Value of Exercise Price                      0.036045702
Cumulative Volatility                                2.343831641
Proportion of Stock Present Value                    0.917632093
Proportion of Exercise Price PV                     -0.169912147
Value of each option                           $          0.05
Number of options                                   50,000,000
                                               ---------------
Total value of options                         $     2,500,000
                                               ===============
Volatility Calculation:

                                    Ratio of
                               Current Close       Natural      Trading
                     Closing      Over Prior     Logarithm          Day
          Date         Price           Close      Of Ratio      Counter
     ---------       -------   -------------     ---------      -------
     4/30/2004          0.26                                          1
      5/3/2004          0.26          1.0000            -             1
      5/4/2004          0.25          0.9615        (0.04)            1
      5/5/2004           0.3          1.2000         0.18             1
      5/6/2004           0.3          1.0000            -             1
      5/7/2004           0.3          1.0000            -             1
     5/10/2004           0.3          1.0000            -             1
     5/11/2004           0.3          1.0000            -             1
     5/12/2004          0.31          1.0333         0.03             1
     5/13/2004           0.3          0.9677        (0.03)            1
     5/14/2004          0.27          0.9000        (0.11)            1
     5/17/2004          0.28          1.0370         0.04             1
     5/18/2004          0.29          1.0357         0.04             1
     5/19/2004          0.27          0.9310        (0.07)            1
     5/20/2004          0.29          1.0741         0.07             1
     5/21/2004          0.27          0.9310        (0.07)            1
     5/24/2004          0.26          0.9630        (0.04)            1
     5/25/2004          0.26          1.0000            -             1
     5/26/2004          0.25          0.9615        (0.04)            1
     5/27/2004          0.25          1.0000            -             1
     5/28/2004          0.26          1.0400         0.04             1
      6/1/2004          0.27          1.0385         0.04             1
      6/2/2004          0.27          1.0000            -             1
      6/3/2004          0.26          0.9630        (0.04)            1
      6/4/2004          0.26          1.0000            -             1
      6/7/2004          0.27          1.0385         0.04             1
      6/8/2004          0.26          0.9630        (0.04)            1
      6/9/2004          0.27          1.0385         0.04             1
     6/10/2004          0.27          1.0000            -             1
     6/14/2004          0.27          1.0000            -             1
     6/15/2004          0.27          1.0000            -             1
     6/16/2004         0.265          0.9815        (0.02)            1
     6/17/2004          0.28          1.0566         0.06             1
     6/18/2004         0.295          1.0536         0.05             1
     6/21/2004          0.32          1.0847         0.08             1
     6/22/2004          0.32          1.0000            -             1
     6/23/2004         0.305          0.9531        (0.05)            1
     6/24/2004          0.31          1.0164         0.02             1
     6/25/2004          0.31          1.0000            -             1
     6/28/2004          0.31          1.0000            -             1
     6/29/2004          0.31          1.0000            -             1
     6/30/2004           0.3          0.9677        (0.03)            1
      7/1/2004           0.3          1.0000            -             1
      7/2/2004           0.3          1.0000            -             1
      7/6/2004        0.2955          0.9850        (0.02)            1
      7/7/2004          0.29          0.9814        (0.02)            1
      7/8/2004          0.27          0.9310        (0.07)            1
      7/9/2004          0.27          1.0000            -             1
     7/12/2004          0.25          0.9259        (0.08)            1
     7/13/2004          0.25          1.0000            -             1
     7/14/2004         0.249          0.9960        (0.00)            1
     7/15/2004          0.25          1.0040         0.00             1

     7/16/2004          0.25          1.0000            -             1
     7/19/2004        0.2475          0.9900        (0.01)            1
     7/21/2004          0.23          0.9293        (0.07)            1
     7/27/2004          0.23          1.0000            -             1
     7/28/2004          0.23          1.0000            -             1
     7/29/2004          0.22          0.9565        (0.04)            1
     7/30/2004           0.2          0.9091        (0.10)            1
      8/2/2004           0.2          1.0000            -             1
      8/3/2004         0.205          1.0250         0.02             1
      8/4/2004           0.2          0.9756        (0.02)            1
      8/5/2004          0.21          1.0500         0.05             1
      8/9/2004          0.21          1.0000            -             1
     8/11/2004          0.21          1.0000            -             1
     8/12/2004           0.2          0.9524        (0.05)            1
     8/19/2004          0.23          1.1500         0.14             1
     8/20/2004           0.2          0.8696        (0.14)            1
     8/24/2004          0.22          1.1000         0.10             1
     8/25/2004           0.2          0.9091        (0.10)            1
     8/31/2004          0.18          0.9000        (0.11)            1
      9/1/2004          0.17          0.9444        (0.06)            1
      9/2/2004          0.15          0.8824        (0.13)            1
      9/3/2004          0.16          1.0667         0.06             1
      9/9/2004          0.13          0.8125        (0.21)            1
     9/10/2004          0.14          1.0769         0.07             1
     9/13/2004          0.15          1.0714         0.07             1
     9/15/2004          0.15          1.0000            -             1
     9/17/2004          0.13          0.8667        (0.14)            1
     9/20/2004          0.13          1.0000            -             1
     9/21/2004          0.12          0.9231        (0.08)            1
     9/27/2004          0.12          1.0000            -             1
     10/1/2004          0.12          1.0000            -             1
     10/4/2004         0.115          0.9583        (0.04)            1
     10/5/2004          0.12          1.0435         0.04             1
     10/7/2004           0.1          0.8333        (0.18)            1
     10/8/2004           0.1          1.0000            -             1
    10/11/2004          0.11          1.1000         0.10             1
    10/12/2004          0.12          1.0909         0.09             1
    10/13/2004          0.13          1.0833         0.08             1
    10/14/2004          0.13          1.0000            -             1
    10/15/2004          0.14          1.0769         0.07             1
    10/18/2004          0.15          1.0714         0.07             1
    10/19/2004          0.13          0.8667        (0.14)            1
    10/20/2004          0.12          0.9231        (0.08)            1
    10/22/2004          0.12          1.0000            -             1
    10/25/2004          0.12          1.0000            -             1
    10/26/2004          0.11          0.9167        (0.09)            1
    10/27/2004          0.11          1.0000            -             1
    10/29/2004           0.1          0.9091        (0.10)            1
     11/1/2004         0.125          1.2500         0.22             1
     11/3/2004          0.13          1.0400         0.04             1

     11/8/2004          0.12          0.9231        (0.08)            1
     11/9/2004          0.14          1.1667         0.15             1
    11/10/2004          0.13          0.9286        (0.07)            1
    11/12/2004          0.13          1.0000            -             1
    11/16/2004          0.13          1.0000            -             1
    11/17/2004           0.1          0.7692        (0.26)            1
    11/18/2004          0.11          1.1000         0.10             1
    11/19/2004          0.09          0.8182        (0.20)            1
    11/22/2004          0.09          1.0000            -             1
    11/30/2004          0.09          1.0000            -             1
     12/1/2004         0.085          0.9444        (0.06)            1
     12/2/2004          0.08          0.9412        (0.06)            1
     12/3/2004          0.08          1.0000            -             1
     12/6/2004         0.065          0.8125        (0.21)            1
     12/7/2004          0.06          0.9231        (0.08)            1
    12/10/2004          0.06          1.0000            -             1
    12/13/2004          0.05          0.8333        (0.18)            1
    12/14/2004          0.05          1.0000            -             1
    12/15/2004          0.06          1.2000         0.18             1
    12/16/2004          0.06          1.0000            -             1
    12/17/2004          0.05          0.8333        (0.18)            1
    12/20/2004          0.05          1.0000            -             1
    12/21/2004          0.05          1.0000            -             1
    12/22/2004          0.05          1.0000            -             1
    12/23/2004          0.05          1.0000            -             1
    12/27/2004          0.05          1.0000            -             1
    12/29/2004        0.0525          1.0500         0.05             1
    12/30/2004         0.051          0.9714        (0.03)            1
    12/31/2004          0.05          0.9804        (0.02)            1
      1/3/2005          0.06          1.2000         0.18             1
      1/5/2005          0.06          1.0000            -             1
     1/11/2005          0.08          1.3333         0.29             1
     1/12/2005          0.13          1.6250         0.49             1
     1/13/2005          0.13          1.0000            -             1
     1/14/2005          0.11          0.8462        (0.17)            1
     1/18/2005          0.08          0.7273        (0.32)            1
     1/19/2005          0.09          1.1250         0.12             1
     1/20/2005          0.09          1.0000            -             1
     1/21/2005         0.095          1.0556         0.05             1
     1/24/2005          0.08          0.8421        (0.17)            1
     1/25/2005          0.07          0.8750        (0.13)            1
     1/26/2005          0.08          1.1429         0.13             1
     1/27/2005          0.07          0.8750        (0.13)            1
     1/31/2005          0.07          1.0000            -             1
      2/1/2005          0.07          1.0000            -             1
      2/7/2005         0.075          1.0714         0.07             1
      2/8/2005          0.08          1.0667         0.06             1
      2/9/2005          0.07          0.8750        (0.13)            1
     2/10/2005         0.065          0.9286        (0.07)            1
     2/11/2005          0.06          0.9231        (0.08)            1

     2/14/2005         0.055          0.9167        (0.09)            1
     2/15/2005         0.063          1.1455         0.14             1
     2/16/2005          0.06          0.9524        (0.05)            1
     2/17/2005          0.07          1.1667         0.15             1
     2/18/2005          0.08          1.1429         0.13             1
     2/22/2005          0.09          1.1250         0.12             1
     2/23/2005          0.09          1.0000            -             1
     2/24/2005          0.09          1.0000            -             1
     2/25/2005         0.085          0.9444        (0.06)            1
     2/28/2005          0.07          0.8235        (0.19)            1
      3/4/2005          0.07          1.0000            -             1
     3/11/2005          0.07          1.0000            -             1
     3/16/2005         0.075          1.0714         0.07             1
     3/17/2005         0.075          1.0000            -             1
     3/21/2005          0.08          1.0667         0.06             1
     3/22/2005          0.09          1.1250         0.12             1
     3/23/2005          0.06          0.6667        (0.41)            1
     3/24/2005          0.06          1.0000            -             1
     3/28/2005          0.06          1.0000            -             1
     3/29/2005         0.075          1.2500         0.22             1
     3/30/2005          0.07          0.9333        (0.07)            1
     3/31/2005          0.06          0.8571        (0.15)            1
      4/6/2005         0.065          1.0833         0.08             1
      4/7/2005          0.07          1.0769         0.07             1
     4/11/2005         0.065          0.9286        (0.07)            1
     4/13/2005         0.065          1.0000            -             1
     4/14/2005          0.07          1.0769         0.07             1
     4/15/2005          0.07          1.0000            -             1
     4/19/2005          0.07          1.0000            -             1
     4/22/2005         0.065          0.9286        (0.07)            1
     4/25/2005          0.06          0.9231        (0.08)            1
     4/26/2005          0.06          1.0000            -             1
     4/29/2005          0.06          1.0000            -             1
                                                 ---------      -------
Standard deviation of logarithms                   0.0995
                                                 ---------
Number of trading days in period                                   185
                                                                -------
Volatility                                         135.32%
                                                 =========

Controls and Procedures, page 20

8. You state that "There have been no significant changes in our internal controls or in other factors...subsequent to the date we carried out our evaluation." Item 308 (c) of Regulation S-B requires you to disclose any change in internal control over financial reporting that has materially affected, or is reasonably likely to materially affect your internal controls over financial reporting that occurred during your last fiscal quarter. Revise your disclosure to discuss any such changes that occurred during the last fiscal quarter.

Response: Prospectively we will revise our disclosure so that, assuming such is the case, it reads, "There has been no change in internal control over financial reporting that has materially affected, or is reasonably likely to materially affect our internal controls over financial reporting that occurred during our last fiscal quarter."


Signatures

9. The date you indicate the report was signed by Mr. Mochkin, identified as May 20, 2005 in the first paragraph under this heading, on the last page of your filing, is not consistent with the corresponding date listed for Mr. Mochkin along with the directors. Please revise to provide the correct date the report was signed.

Response: The report was signed by all parties on April 30, 2006, and was filed with the SEC on May 1, 2006. The May 20, 2005, date was a scribner's error. We will be diligent in future filings to insure that the dates are accurate.


Form 10-QSB for the Quarter Ended June 30, 2006

Note 1 - Organization, Operations, Significant Accounting Policies and Restatement of Opening Balances

Stock-Based Compensation, page 6

10. We are unable to locate disclosure of the effect of the change from applying the original provisions of Statement 123. Revise your disclosure to provide the information requested in paragraph 84 of SFAS 123(R).

Response: We concur that we should have reported the effect of the change from applying the original provisions of Statement 123 on income from continuing operations, income before income taxes, net income, cash flow from operations, cash flow from financing activities, and basic and diluted earnings per share. We propose to report this information prospectively, beginning in our 2006 Form 10-KSB.


Note 9 - Restatement and Reclassification of Financial Statements, page 11

11. Note J to the adjusted financial statements explains that you did not properly record $3,440 of accretion to your oil asset retirement obligation. We could not locate a corresponding entry for the accretion in the adjusted Operations Statement for the quarter or six months ended June 30, 2005. Revise accordingly, or tell us why the amount is not reflected in the adjusted Operations Statement.

Response: The $3,440 is part of the $90,159 adjustment to Oil lease operating expense in the quarterly Operations Statement and the $115,025 adjustment to Oil lease operating expense in the six months Operations Statement. We regrettably did not include note J in the codes columns of the Operations Statement. We also erroneously netted the $3,440 into the amount in note P. Given the very small amount of the accretion, we deem the error to not warrant restatement of the financial statements; the amount does not meet materiality standards as they apply to these financial statements. The As Restated amounts are correct.


12. You explain in Note K to the adjusted financial statements that you recorded a long-term liability and an increase to developed oil and gas property of $56,057 related to estimated asset retirement obligations on the Karakilise 1 well. Tell us how you have reflected the increase in the amount of developed oil and gas property as of June 30, 2005. Also explain why you believe recording an asset retirement obligation would affect the reported amount of accumulated other comprehensive income as of June 30, 2005.

Response: The $56,057 is part of the $107,622 charge to Developed oil and gas property shown in the Adjustments column on the Balance Sheet portion of Note 9. We inadvertently and regrettably did not include note K in the codes column of that Balance Sheet portion. The notation of code K in the codes column for Accumulated other comprehensive income was a scribner's error; note K should have been coded to Developed oil and gas property rather than Accumulated other comprehensive income. The $56,057 adjustment has nothing to do with Accumulated other comprehensive income.


Controls and Procedures, page 21

13. You explain that your chief executive and chief financial officers reviewed the effectiveness of your disclosure controls and procedures within the end of the period covered by the quarterly report on Form 10-QSB and have concluded that your disclosures controls and procedures are effective. Note that Item 307 of Regulation S-B and Exchange Act Rule 13a-15 require the certifying officers' evaluation and conclusion be as of the end of the period covered by the report.

Response: In future periods our certifying officers will conduct their evaluation and reach their conclusion as of the end of the period covered by the report. We will so state in the Controls and Procedures section of the periodic report.


Engineering Comments

14. We reissue our prior comment 12 from our letter dated September 2, 2005 concerning disclosure of relevant information required by SFAS 69 and Industry Guide 2. Although you have no proved reserves, you still conduct oil and gas production operations. Therefore, certain minimum disclosures such as net wells, net oil and gas production, operating costs per equivalent unit of production, average oil and gas price received, among other items are required. Please revise your document accordingly.

Response: We concur that our oil and gas disclosures were not sufficient in our 2005 Form 10-KSB/A and our June 2006 Form 10-QSB. Except for disclosure of operating cost per equivalent unit of production, we believe we have corrected the deficiencies in our September 2006 Form 10-QSB and will continue to do so in future filings. Our disclosures were not all in an efficient tabular format. Beginning in our 2006 Form 10-KSB and into the future, we will use the tabular format suggested in FAS 69 and Industry Guide 2 for the disclosures. We propose to begin disclosing operating cost per equivalent unit of production in our 2006 Form 10-KSB.

We explain below the manner in which we reported our required oil and gas disclosures in our September 2006 Form 10-QSB.

Net wells: At September 30, 2006 we owned interests in zero gross and net wells. We disclosed that in the fifth paragraph of financial statement Note 3, Oil and Gas Operations, reprinted below (we had previously reported ownership of one gross and 0.105 net well):

         Avenue and AME held varying interests in the Karakilise licenses. On September 21, 2006, we relinquished our interest in these licenses pursuant to an Indemnification and Release Agreement entered into between Avenue Energy and AME, the operator of the licenses. Pursuant to such agreement, both Avenue Energy and AME agreed to terminate Avenue Energy's previous agreement, effective as of the date of the previous agreement. AME released Avenue Energy from its obligation to make any payments to Aladdin under the previous agreement. In consideration for the release, Avenue Energy paid $50,000 to AME and transferred to AME the Subsidiary's 10.5% percentage interest in the Karakilise leases.

Net oil production and average oil price received (We have never produced or sold any gas.) were disclosed in the table in Management's Discussion and Analysis at the top of page 20.

We have made all other disclosures required by FAS 69 and Industry Guide 2.


Item 4.02 Form 8-K filed November 14, 2006

15. We note your disclosure that your previously issued financial statements for the year and quarters contained in previously filed Form 10-K and Form 10-Q's should no longer be relied upon. You further explain that you will restate your September 30, 2005 financial statements in your September 30, 2006 Form 10-QSB. Please revise your disclosure to clarify which periods financial statements should no longer be relied upon, and explain why it is not necessary for you to restate previously issued financial statements for the year ended December 31, 2005.

Response: On December 14, 2006, we responded to the comment by amending the November 14, 2006, Form 8-K so that the third, fourth and fifth paragraphs of item 4.02 now read:

         On November 14, 2006, the board of directors of Avenue Group, Inc. determined that there were errors in previously issued financial statements for the nine months ended September 30, 2005, and that the financial statements should be restated.

         When we filed our 2005 Form 10-KSB, and our March 31 and June 30, 2006 Forms 10-QSB, we restated our financial statements for 2004, and the periods ended March 31 and June 30, 2005, respectively.

         Accordingly, the originally issued financial statements for the year ended December 31, 2004, and the quarters ended March 31, June 30 and September 30, 2005, should no longer be relied upon. Our financial statements for the year ended December 31, 2005, issued in our 2005 Form 10-K, included the adjustments involved in the four sets of restated financial statements discussed above. Accordingly, we anticipate no restatement of the financial statements for the year ended December 31, 2005, and those financial statements may be relied upon With the restatement of our September 30, 2005, financial statements in our September 30, 2006, Form 10-QSB, we completed the work of restating our financial statements and anticipate no further restatements.

Responding to a December 8, 2006, conversation with a member of the SEC staff, we also removed from the Form 8-K in the amendment references to communications with our registered independent accountants.
__________

We believe the above discussion is fully responsive to all comments in your November 14, 2006, letter.

Sincerely,



/s/ Levi Mochkin
----------------
Levi Mochkin
President, Chief Executive officer and Acting Principal Financial Officer Avenue Group, Inc.



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